13014323

BB 4/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 11 2013
REGISTRATIONS BRANCH
05

SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68835

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAKSTONE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. WACKER DRIVE, SUITE 2500
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN SLEIGH (312) 204-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FROST, RUTTENBERG & ROTHBLATT, P.C.
(Name – *if individual, state last, first, middle name*)

111 PFINGSTEN ROAD	DEERFIELD	IL	60026
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/19

OATH OR AFFIRMATION

I, STEPHEN SLEIGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAKSTONE SECURITIES, LLC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CAROLYN A HENSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/17/16

Signature

CEO
Title

Carolyn A Henson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Ruttenberg & Rothblatt PC
CPAs & Business Advisors

Peakstone Securities, LLC

Financial Statements, Supplementary Information and Auditor's Report

December 31, 2012

This [redacted] accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



Peakstone Securities, LLC

Financial Statements, Supplementary Information and Auditor's Report

December 31, 2012

This re [redacted] accordance with Rule 1 [redacted] under the Securities Exchange Act of 1934.

Peakstone Securities, LLC
December 31, 2012

Table of Contents | **Page**

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Independent Auditor's Report

Board of Directors
Peakstone Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Peakstone Securities, LLC (the "Company") as of December 31, 2012, and the related statements of operations, stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peakstone Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Frost Ruttenberg and Rothblatt, P.C.

February 18, 2013
Deerfield, Illinois

Financial Statements

Peakstone Securities, LLC
Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	39,802
Prepaid expenses		4,139
TOTAL ASSETS	**$**	**43,941**
LIABILITIES AND EQUITY		
Accounts payable	$	2,534
Due to affiliate		11,050
TOTAL LIABILITIES		**13,584**
EQUITY		**30,357**
TOTAL LIABILITIES AND EQUITY	**$**	**43,941**

See accompanying notes.

Peakstone Securities, LLC
Statement of Operations
For the Year Ended December 31, 2012

Revenue		
Investment banking	$	10,000
Total Revenue		**10,000**
Expenses		
Employee compensation and benefits		2,000
Licenses and registration		2,236
Communications and data processing		3,150
Occupancy		5,500
Professional fees		23,154
Other expenses		2,729
Total Expenses		**38,769**
NET LOSS	**$**	**(28,769)**

See accompanying notes.

Peakstone Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

	Contributed Capital	Retained Earnings (Deficit)	Total
BALANCE - DECEMBER 31, 2011	$ 90,000	$ (30,874)	$ 59,126
Net loss	-	(28,769)	(28,769)
BALANCE - DECEMBER 31, 2012	$ 90,000	$ (59,643)	$ 30,357

See accompanying notes.

Peakstone Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	**$**	**(28,769)**
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities		
(Increase) Decrease in Assets		
Prepaid expenses		(1,169)
Increase (Decrease) in Liabilities		
Accounts payable		1,809
Due to affiliate		(21,343)
Total Adjustments		**(20,703)**
Net Cash Used in Operating Activities		**(49,472)**
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(49,472)**
Cash and cash equivalents - December 31, 2011		89,274
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2012	**$**	**39,802**

See accompanying notes.

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Peakstone Securities, LLC (the "Company") is an Illinois limited liability company established on February 17, 2011, and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulation Authority (FINRA) and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer on March 2, 2012.

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Chicago, Illinois.

B. Cash Flows

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Revenue Recognition

Investment banking income includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed, or upon consummation of a transaction.

E. Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits as appropriate. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

F. Subsequent Events

The Company evaluated all significant events or transactions that occurred through February 18, 2013, the date these financial statements were available to be issued.

G. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

Note (2) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months after commencing business and 15 to 1 thereafter. At December 31, 2012, the Company had net capital of $26,218, which was $21,218 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.52 to 1.

Note (3) Related Party

The Company has entered into an expense sharing arrangement with The Peakstone Group, LLC, an affiliated entity, to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage. Allocated expenses amounted to $9,000 for the year ended December 31, 2012.

Note (4) Concentrations of Credit Risk

One customer accounted for all of the Company's investment banking income for the year ended December 31, 2012.

Note (5) Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2012.

Supplementary Information

Peakstone Securities, LLC
Schedule I - Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1
For the Year Ended December 31, 2012

Total Members' Equity		$ 30,357
Deductions and/or Charges		
Prepaid expenses	$ 4,139	
Total Deductions and/or Charges		4,139
NET CAPITAL		26,218
Net Capital Requirements, Greater of:		
Minimum dollar requirement	$ 5,000	
Minimum required net capital (12 1/2% of aggregate indebtedness of $13,584)	$ 1,698	
Minimum Net Capital Requirement		5,000
EXCESS NET CAPITAL		$ 21,218
Aggregate Indebtedness		
Accounts payable	$ 2,534	
Due to affiliate	11,050	
Total Aggregate Indebtedness		$ 13,584
Ratio of Aggregate Indebtedness to Net Capital		0.52 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012

Peakstone Securities, LLC

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3

For the Year Ended December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Peakstone Securities, LLC
Schedule III - Information Relating to Possession and Control Requirements Under Rule 15c3-3
For the Year Ended December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

To the Members
Peakstone Securities, LLC

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

In planning and performing our audit of the financial statements of Peakstone Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frost Ruttenberg and Rothblatt P.C.

February 18, 2013
Deerfield, Illinois